RACE CAR MONKS MOVIE, LLC
(the "Company")
a Florida Limited Liability Company

Financial Statements with Independent Auditor's Report

Inception - August 5, 2025

Table of Contents



Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: Race Car Monks Movie, LLC. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the balance sheet as of inception to August 5, 2025 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of August 5, 2025 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:

Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
August 13, 2025

RACE CAR MONKS MOVIE, LLC
BALANCE SHEET

AS OF AUGUST 5,		**2025**
ASSETS		
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
Current Liabilities:		
TOTAL LIABILITIES	$	-
EQUITY		
Members' Equity	$	-
TOTAL EQUITY	$	-
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Audited Financial Statements

RACE CAR MONKS MOVIE, LLC
STATEMENT OF OPERATIONS

PERIOD ENDED AUGUST 5,		2025
Operating Expenses		
General & Administrative Expenses	$	125
Total Operating Expenses		**125**
Total Loss from Operations	$	**(125)**
Net Income (Loss)	$	**(125)**

See Accompanying Notes to these Audited Financial Statements

RACE CAR MONKS MOVIE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital Units	Members' Capital $ Amount	Retained Earnings (Deficit)	Total Members' Equity
Inception	-	-	-	-
Contribution	-	125	-	125
Distribution	-	-	-	
Net income (loss)	-	-	(125)	(125)
Ending balance at 8/5/25	-	125	(125)	-

See Accompanying Notes to these Audited Financial Statements

RACE CAR MONKS MOVIE, LLC
STATEMENT OF CASH FLOWS

PERIOD ENDED AUGUST 5,		2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(125)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash provided by (used in) Operating Activities	$	(125)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Contributions		125
Net Cash provided by (used in) Financing Activities	$	125
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest

Income taxes

See Accompanying Notes to these Audited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Race Car Monks Movie, LLC (the "Company") is a Florida limited liability company organized on April 16, 2025. The Company's principal office and mailing address is 11684 Olde Mandarin Rd., Jacksonville, FL 32223. The Company was formed to produce and distribute the feature film "Race Car Monks," a faith-based, family-oriented motion picture designed to be distributed primarily through theatrical, digital, and streaming channels.

The Company's activities consist of the development, financing, production, and distribution of motion picture content intended for family and faith-based audiences. Revenue sources are anticipated to include theatrical box office receipts, digital video-on-demand sales, streaming platform licensing, physical media sales, and ancillary markets such as merchandise and church screening events. The Company's operations are conducted primarily in the State of Florida, with certain production activities and potential tax incentives sought in other qualified states.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.   Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

_____

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of August 5, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of August 5, 2025.

General and Administrative

General and administrative expenses consist of entity formation costs.

Income Taxes

The Company was formed on April 16, 2025 and had no operations, taxable income, or filing requirements during the period ended August 5, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

_____

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or liabilities.

NOTE 6 – EQUITY

The Company is organized as a Florida limited liability company under the provisions of Chapter 605, Florida Statutes. The Company's Articles of Organization establish two authorized equityholders as of April 16, 2025: Brian D. Shields (Manager) and Cristina E. Shields (Authorized Person).

The Company's operating agreement (if adopted) and Articles of Organization provide for membership interests, which represent the Company's only class of equity. No preferred equity, stock, or convertible securities exist as of the reporting date. Members' contributions typically comprise cash or other assets invested for the purpose of financing the Company's film production, development, and distribution activities. No individual member holds any contractual rights to Company property except as provided in the operating agreement.

Pursuant to the Company's business plan and governance structure, investors in the film project do not receive equity interests or ownership of the Company, copyrights, or underlying intellectual property. Instead, outside (non-member) investors participate through contractual investment arrangements that grant a defined return and profit participation from the film's net proceeds, subject to the terms and waterfall structure outlined in the investor offering documents. Investors are entitled to a 10% annualized return and a share of 50% of net profits for up to 10 years following the film's release; these arrangements do not confer equity, voting rights, or residual ownership in the Company or its assets.

_____

The Company may admit additional members or issue further equity interests in accordance with its operating agreement and Florida statutes. As of August 5 2025, no additional equity issuances have occurred, and there are no outstanding options, warrants, or other equity-based awards.

No distributions to members have occurred as of the reporting date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 5, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 13, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.